[KORN/FERRY INTERNATIONAL LETTERHEAD]
October 2, 2009
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549

RE:	Korn/Ferry International Form 10-K for the fiscal year ended April 30, 2009 Filed June 29, 2009 Form 14A Filed August 7, 2009 (the “Proxy Statement”) File No. 1-14505
Dear Ms. van Doorn:
          Korn/Ferry International (the “Company”) respectfully submits this letter in response to your letter dated September 23, 2009 with respect to your review of the Company’s response letter dated September 9, 2009, responding to the comment letter dated August 24, 2009. A copy of this is also being faxed today to Bill Demarest at 703.813.6984, whose name was on the original fax we received. Each of your comments from the September 23, 2009 letter is set forth below, followed by our related response.
Form 10-K
Item 15. Exhibits and Financial Statement Schedules. page 36
1.	We note your response to comment 3 in our letter dated August 24, 2009. As you have acknowledged in your response, Item 601(b)(10) of Regulation S-K does not contain a proviso for the exclusion of schedules and exhibits to the material contract filed. As such, if an agreement is filed as a material contract to a report, then it must be filed in its entirety. Furthermore, your response does not indicate that you no longer view this agreement as material to investors. Therefore, please file the complete agreement with your next quarterly report.
          To clarify the Company’s response to Comment 3 of the Staff’s August 24, 2009 letter, the Company no longer views the 2006 Purchase Agreement (as defined in the Company’s September 4, 2009 letter to the Staff) as material to investors. In arriving at this determination, the Company noted, in particular, that the 2006 Purchase Agreement was executed more than three years ago, the related purchase price has already been paid, any post-closing adjustments to the purchase price have already been effected, the indemnification provisions in respect of the sellers’ representations and warranties have, with certain exceptions, expired, and the businesses and assets acquired have long since been integrated into the Company’s business. In light of this determination (and with reference to the two year exhibit cutoff Item 601(b)(10)(i) of Regulation S-K), the Company will not continue to include the 2006 Purchase Agreement as an exhibit in its Annual Reports on Form 10-K going forward.

Definitive Proxy Statement
Compensation Discussion and Analysis. page, 21
Elements of Compensation, page 23
2.	We note your response to comment 5 in our letter dated August 24, 2009. Your revised disclosure does not address with enough specificity why you awarded the base salary increase that you did to Mr. Burnison. For example, you state that you took into account your strong performance in fiscal 2008 and other competitive data to arrive at the increase in salary, however, you do not explain what competitive data was reviewed and more specifically, why you determined to award Mr. Burnison’s base salary increase based on that competitive data. Please revise your proposed disclosure and confirm that you will provide similar disclosure in future filings.
          In determining the salary increase for Mr. Burnison, the Company’s Compensation and Personnel Committee took into consideration competitive data, specifically the base salary of each of the CEOs in the peer group disclosed on page 22 of the Proxy Statement. Mr. Burnison’s revised base salary was set at slightly below the median of the peer group. The Company’s Compensation and Personnel Committee determined that this base salary was appropriate given the Company’s strong financial performance in fiscal 2008 as indicated by the 21% increase in revenues over the prior year.
          In future filings, we will provide disclosure similar to that contained in the foregoing paragraph to the extent such information is material to an investor’s understanding of how salary increases are determined.
Annual Bonuses, page 23
3.	We note your responses to comments 6 and 7 in our letter dated August 24, 2009. You have indicated that you did not meet the quantitative goals for the fiscal year, but that you also considered qualitative factors, such as your performance in light of the difficult economic conditions. Please expand your disclosure to specifically explain how the performances of each named executive officer who received an annual bonus were evaluated in making your compensation determinations. For example, on page 23 of your proxy statement, you state that Mr. McNabb and Ms. Dutra received bonuses based on their respective business units’ performance. Please explain how their business units performed during the “extraordinary economic conditions” of the year and why you determined the bonuses awarded with respect to those performances. Please tell us how you plan to comply and provide similar disclosure in future filings.

          As disclosed on page 23 of the Proxy Statement, the bonus amounts paid to Mr. McNabb and Ms. Dutra for the 2009 fiscal year were determined by the Company’s Compensation and Personnel Committee primarily based on the performance of their respective business units. Further, as disclosed in our responses to Comments 6 and 7 to the Staff’s letter dated August 24, 2009, the Compensation and Personnel Committee determines annual bonus amounts based upon a number of factors, including Company performance relative to performance goals established for the fiscal year and the Company’s performance as measured against strategic objectives established for the fiscal year.
          In addition to the factors described on page 23 of the Proxy Statement and our responses to Comments 6 and 7 of the Staff’s August 24, 2009 letter, when determining the amount of Mr. McNabb’s annual bonus amount for fiscal 2009, the Compensation and Personnel Committee considered the performance of Futurestep relative to the strategic objectives established for Futurestep for that fiscal year and the fact Mr. McNabb took on additional responsibilities for worldwide strategic account management during the year. The strategic objectives established for Futurestep for fiscal 2009 (in addition to those objectives to drive major organization and cost restructuring implemented in light of the extraordinary economic conditions prevailing at mid-year and described in our September 4, 2009 letter to the Staff) consisted of maintaining the business unit’s position with regard to recruitment and retention of executives and key employees, increasing the productivity of consultants, diversifying business unit revenues, maintaining and expanding brand awareness and increasing client satisfaction. The Compensation and Personnel Committee, noting in particular the additional responsibilities taken on by Mr. McNabb regarding worldwide strategic account management during the year and the difficulty of the Futurestep objectives in the economic environment that existed during the fiscal year, determined that Mr. McNabb performed these objectives very well.
          In addition to the factors described on page 23 of the Proxy Statement and our responses to Comments 6 and 7 to the Staff’s August 24, 2009 letter, when determining the amount of Ms. Dutra’s annual bonus amount for fiscal 2009, the Compensation and Personnel Committee first considered the performance of the Leadership and Talent Consulting line of business (“LTC”) relative to strategic objectives established for LTC for that fiscal year. The strategic objectives established for LTC for fiscal 2009 (in addition to those objectives to drive major organization and cost restructuring implemented in light of the extraordinary economic conditions prevailing at mid-year and described in our September 4, 2009 letter to the Staff) consisted of maintaining its position with regard to recruitment and retention of executives and key employees, increasing the productivity of consultants, diversifying revenues, maintaining and expanding brand awareness and increasing client satisfaction. The Compensation and Personnel Committee, noting the difficulty of these objectives, determined that LTC performed these objectives very well. In considering the rationale for awarding Ms. Dutra a higher bonus than Mr. McNabb, the Compensation and Personnel Committee also noted that LTC’s fiscal 2009 performance (relative to the objectives set for it) was stronger than Futurestep’s fiscal 2009 performance (relative to the objectives set for it). In addition, the Compensation and Personnel Committee took into consideration the strong overall financial performance of LTC in fiscal 2009.

          In future filings, we will provide disclosure similar to that contained in the foregoing paragraphs to the extent such information is material to an investor’s understanding of how annual bonus awards are determined.
          We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any additional concerns the Staff may have. If you have any questions, please contact me at (310) 843-4164 or Ari Lanin at (310) 552-8581.

Sincerely,
/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President and Chief Financial Officer

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